June 19, 2013

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	SciClone Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed April 1, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 9, 2012

File No. 000-19825

Dear Mr. Rosenberg:

This letter is submitted on behalf of SciClone Pharmaceuticals, Inc. (the “Company”) with respect to your letter to the Company, dated June 17, 2013 (the “Comment Letter”), which provides comments on behalf of staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will provide the requested response. As discussed with the Staff by phone, the Company is in the process of preparing its response and plans to provide a response by July 12, 2013.

If you have any comments or would like further information, please contact the undersigned at (650) 358-3458 or Howard Clowes at (415) 836-2510.

Sincerely,

/s/ Friedhelm Blobel
Friedhelm Blobel
President and Chief Executive Officer